BioPower Operations Corporation

20801 Biscayne Blvd., Suite 403

Aventura, FL 33180

October 6, 2023

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Sonia Bednarowski
John Dana Brown

Re:	BioPower Operations Corporation (the “Company”)
Application for Withdrawal of Registration Statement on Form S-1
Filed October 7, 2022
File No. 333-267789

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), BioPower Operations Corporation, a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, initially filed on October 7, 2022, File No. 333-267789, together with all exhibits thereto (collectively, the “Registration Statement”).

The grounds upon which the Company is making this application for withdrawal are that the Selling Securityholders do not intend to proceed with the planned registered offering of common stock under the Registration Statement at this time due to prevailing market conditions. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact Laura Anthony, Esq. at 561-514-0936 or lanthony@anthonypllc.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Troy MacDonald
Troy MacDonald
Chief Executive Officer

cc:	Laura Anthony, Esq.